UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ULTIMATE NOVELTY SPORTS, INC.

(Name of Issuer)

Common

(Title of Class of Securities)

903862100

(CUSIP Number)

Savannah Matthews
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588

April 09, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903862100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAJORCA GROUP, LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Majuro, Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 25,000,000
	10.	SHARED DISPOSITIVE POWER 00,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 903862100	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D related to the issuance of 25,000,000 common shares of Ultimate Novelty Sports, Inc. to Majorca Group, Ltd.

Ultimate Novelty Sports, Inc. has its principal business address as 40 East Main Street, Suite 998, Newark, Delaware  19711

Item 2.  Identity and Background.

(i)	Majorca Group, Ltd, a Majuro, Marshall Islands company with respect to the Shares directly and beneficially owned by it.

Item 3.  Source or Amount of Funds or Other Consideration.

The Shares being issued to Majorca Group, Ltd. are issued pursuant to a Founders Agreement entered into on March 24, 2014 wherein Majorca Group, Ltd. is to provide products in the health, wellness, and beauty markets to Ultimate Novelty Sports, Inc.  In addition Majorca Group, Ltd. shall build the website for Ultimate Novelty Sports, Inc. and provide management, marketing, sales, and production expertise to Ultimate Novelty Sports, Inc.

Item 4.  Purpose of Transaction.

The Shares being issued to Majorca Group, Ltd. are issued pursuant to a Founders Agreement entered into on March 24, 2014 wherein Majorca Group, Ltd. is to provide products in the health, wellness, and beauty markets to Ultimate Novelty Sports, Inc.  In addition Majorca Group, Ltd. shall build the website for Ultimate Novelty Sports, Inc. and provide management, marketing, sales, and production expertise to Ultimate Novelty Sports, Inc.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,280,000 Shares outstanding as of April 09, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 28, 2014.

A.	Majorca Group, Ltd.

(a)	As of the close of business on April 9, 2014, Majorca Group, Ltd. beneficially owned 25,000,000 Shares.

Percentage: Approximately 69%

(b)	1. Sole power to vote or direct vote: 25,000,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000,000
4. Shared power to dispose or direct the disposition: 0

Majorca Group, Ltd. only has an interest in the 25,000,000 common shares of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 24, 2014 Majorca Group, Ltd signed a Founders Agreement with Ultimate Novelty Sports, Inc. wherein Majorca Group, Ltd. agreed to provide Ultimate Novelty Sports, Inc. with products, marketing, sales, production and website development.  Products shall include health products, wellness products, and beauty products.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 903862100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Marjorca Group Ltd

/s/ Savannah Matthews
Savannah Matthews

President

April 09, 2014